UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): [  ] Form 10-K [  ] Form 20-F [  ] Form 11-K [X] Form 10-Q [  ] Form N-SAR

For Period Ended: June 30, 2017

__________________________________________________

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For the Transitional Period Ended:______________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------

PART I - REGISTRANT INFORMATION

MARIMED INC.

--------------------------------------------------------------------------------

Full Name of Registrant

Worlds Online Inc.

--------------------------------------------------------------------------------

Former Name if Applicable

26 Ossipee Road, Suite 201

--------------------------------------------------------------------------------

Address of Principal Executive Office (Street and Number)

Newton, MA 02464

--------------------------------------------------------------------------------

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      | (a)  The reasons described in reasonable detail in Part III of this form

      | could not be eliminated without unreasonable effort or expense;

[X]| (b)  The subject annual report, semi-annual report, transition report on

      | Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be

      | filed on or before the fifteenth calendar day following the

      | prescribed due date; or the subject quarterly report of transition

      | report on Form 10-Q, or portion thereof will be filed on or before

      | the fifth calendar day following the prescribed due date; and

      | (c)  The accountant's statement or other exhibit required by Rule

      | 12b-25(c) has been attached if applicable.

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

MARIMED INC. (the “Company”) was unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2017 (the “Quarterly Report”) within the prescribed time period because of technical connectivity difficulties between the filing server and the EDGAR server of the Securities and Exchange Commission (the “Commission”). The Quarterly Report was completed, executed and ready to be filed with the Commission prior to the 5:30 p.m. Eastern time deadline for acceptance of filings on August 14, 2017, the due date for the filing, and the Company attempted to commence transmission of the Quarterly Report on the Commission’s EDGAR system prior to such deadline. In spite of the Company’s best efforts to submit the Quarterly Report with the Commission on a timely basis, the filing server was unable to do so due to such connectivity issues.  The Company intends to submit a written request for a date adjustment for the filing date to the Commission for the acceptance date to be changed from August 15, 2017 to August 14, 2017.  However, as a precautionary matter, the Company is submitting this Form 12b-25 to ensure that it remains timely in its periodic filings under the Securities Exchange Act of 1934, as amended.  The Company intends to file the Quarterly Report on Form 10-Q later today, August 15, 2017, but in any event no later than the fifth calendar day following the prescribed due date.”

(Attach Extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Robert Fireman	781-559-8707	President
(Name)	(Telephone Number)	(Title)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [  ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the six months ended June 30, 2017, the Company's consolidated revenues increased to approximately $2.8 million from approximately $1.3 million for the same period a year ago.  The Company's consolidated net income for the six months ended June 30, 2017 was approximately $614,000 compared to a net loss of approximately $18,000 for the same period a year ago.

MARIMED INC.

------------------------------------------------------------

(Name of Registrant as Specified in Charter)

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 2017	By:	/s/ Robert Fireman
Robert Fireman
President and CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

+-------------------------------------ATTENTION-----------------------------------------------------+

                 INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT

     CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

+--------------------------------------------------------------------------------------------------------+

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S) 232.201 or (S) 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S) 232.13(b) of this chapter).